Exhibit (a)(1)(G)

Reminder to take action: Dell has offered to purchase your stock options

To: Global Dell Team Members with stock options under the 2012 and 2002 Dell Long-Term Incentive Plans

•	Dell has offered to purchase your outstanding Dell stock options for cash in connection with the company’s proposed going-private merger transaction.
•	You can view the terms of the offer, and elect to receive cash for your options, at www.delltenderoffer.com.
•	The offer is scheduled to expire at 11:59 p.m., New York City time, on October 25, 2013.

Dell’s stockholders recently approved the going-private merger transaction. As a reminder, in connection with this transaction, Dell announced on September 26, 2013 that it is offering to pay cash in exchange for both your vested and unvested Dell stock options granted under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan. If you accept this offer, you will be eligible for a cash payment even if the exercise price of your Dell stock options is higher than the U.S. $13.75 per share that Dell stockholders will receive in the merger. The amount you can receive if you accept this offer depends on the exercise price of your eligible options. For an estimate of how much you could receive in this offer, go to www.delltenderoffer.com. The information about your options shown on the website reflects the reduction of $0.13 in the per share exercise price of each option that will occur before the expiration of the offer in connection with our payment of a special cash dividend of $0.13 per share to record holders of Dell common stock, as of a date to be determined, pursuant to the merger agreement, as amended. This offer is contingent on the completion of the merger and certain other conditions.

You must take action if you want to accept this offer. If you do not accept the offer before it expires, you will not receive cash for any of your vested or unvested options that are outstanding when the merger is completed. Instead, your options will be converted into options to purchase shares of Dell’s new parent entity on substantially the same terms and conditions (including vesting conditions) applicable to your options before the completion of the merger.

This conversion of your options would have significant consequences for you. Shares in the new parent entity will not be traded on any public securities market and may be difficult to sell, and your ability to obtain financial information about the new parent entity and Dell will be limited.

In addition, your ownership of converted options could limit your eligibility to participate in incentive compensation programs at Dell after the merger and, if you are eligible to participate in any such plans, the level of participation by you in those plans.

You should refer to the offer to purchase for a discussion of the significant consequences of deciding not to participate in the offer.

Here’s what you’ll need to get started:

•	You must submit your tender election before 11:59 p.m., New York City time, on October 25, 2013 unless the offer is extended.

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You must go to www.delltenderoffer.com to view the offer and submit your election online. You can also submit your election by delivering a signed paper election form. Be sure to read the offer to purchase and any documents accompanying it, which together contain the offer’s official terms and conditions.

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If you would like a paper copy of the offer to purchase and related documents, including the tender election form or the withdrawal election form, mailed to your home address, you’ll need to call the Service Center number listed below.

Dell is making available a number of resources to help you access and understand this offer.

1.     Website – The offer website, www.delltenderoffer.com, contains the offer to purchase document, FAQs and more. You’ll also be able to see a snapshot of the estimated amount you could receive for your options. You can make your elections on the same website.

If you are not logging in to the website from the Dell network, you will need to register. In that case, you will need your Dell badge number, date of birth, and the last four digits of your Social Security Number (U.S. residents only).

2.    Service Center – If you need personal assistance, you can call the Dell Offer to Purchase Service Center toll-free at 800-752-2702 (U.S.) or +1-857-362-5936 (international). Representatives are available to help you Monday through Friday from 8:00 a.m. to 10:00 p.m., New York City time, excluding U.S. holidays. You can also direct general questions to ContactUs@DellTenderOffer.com.

Please note: As discussed above, this offer is contingent on the completion of the merger and certain other conditions, and applies only to options granted under the 2012 Plan and the 2002 Plan held by you that are outstanding when the offer expires. As described in the offer to purchase, certain option holders and options granted under other stock plans are not eligible for the offer, including options granted under the incentive plans of Quest Software, Inc. or Force10 Networks, Inc. Dell cannot advise you on whether or not to participate in this offer. You should consult with your financial, tax and legal advisors about your personal situation or if you would like advice about whether or not to participate in this offer.

Thank you for your ongoing dedication to delivering end-to-end scalable solutions to our customers.

Dell Services non-migrated team members: If you have trouble viewing any of the hyperlinks in this e-mail message, please log in to the Dell Services portal and then use the URL converter tool to access the material.

Enstratius, Credant Technologies, Gale Technologies, Quest and Dell SonicWALL team members: Please log in through the Dell remote web portal to access Dell intranet sites referenced in this document.

Dell Wyse team members: Please log in to the Dell network to access Dell intranet sites referenced in this document.